Exhibit 99.2

THIS DEBT SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO ON THE REVERSE HEREOF AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE THEREOF.  TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF THE DEPOSITARY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE OR TO THE DEPOSITARY BY A NOMINEE OF THE DEPOSITARY AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

RELX Capital Inc.
4.000% Notes due 2029

Principal Amount	No. [●]
$[●]	ISIN: US74949LAC63
CUSIP: 74949L AC6

RELX Capital Inc., a corporation incorporated under the laws of the state of Delaware (herein called the “Company,” which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay Cede & Co., or its registered assigns, the principal sum of $[●] ([●]) on March 18, 2029 (the “Stated Maturity”), and to pay interest thereon from the most recent Interest Payment Date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from March 18, 2019, payable semi-annually in arrears on March 18 and September 18 of each year (each an “Interest Payment Date”), commencing on September 18, 2019, and at Maturity, at the rate of 4.000% per annum, until the principal hereof is paid or duly provided for.  Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day prior to such Interest Payment Date.  The interest, if any, on this Debt Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest payment, which shall be March 3 or September 3 (whether or not a Business Day) immediately preceding such Interest Payment Date, at the office or agency of the Company maintained for such purpose in The City of New York, New York.

The amount of interest payable on this Debt Security will be calculated on the basis of a 360-day year of twelve 30-day months. If the date on which a payment of interest or principal on this Debt Security is scheduled to be paid is not a Business Day, then that interest or principal will be paid on the next succeeding Business Day but no further interest will be paid in respect of the delay in such payment.

Except as otherwise provided in the Indenture, any such interest which is due and payable, but is not punctually paid or duly provided for, on any Interest Payment Date (the “Defaulted Interest”) shall cease to be payable to the registered Holder on the relevant Regular Record Date, and the Defaulted Interest may be paid by the Company as follows.  The Company may elect to make payment of any Defaulted Interest to the Persons in whose names this Debt Security (or the respective Predecessor Security) is registered at the close of business on the Special Record Date.  The Company shall notify the Trustee in writing at least 30 days prior to the date of the proposed payment of the amount of Defaulted Interest proposed to be paid on this Debt Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment.  Then the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be no more than 15 days and not less than 10 days prior to the date of the proposed payment.  The Trustee shall promptly notify the Company and the Paying Agent of the Special Record Date and shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date to be mailed to each Holder of this Debt Security at the address as it appears in the Securities Register no less than seven days prior to such Special Record Date.

If any Interest Payment Date, Redemption Date or Stated Maturity of this Debt Security shall not be a Business Day at any Place of Payment, then payment of principal of (and premium, if any) and interest, if any, with respect to this Debt Security need not be made at such Place of Payment on such date, but may be made on the succeeding Business Day at the Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity; provided that no interest shall accrue for the period from and after the Interest Payment Date, Redemption Date or Stated Maturity, as the case may be.

Payment of the principal of (and premium, if any) and interest on this Debt Security at Maturity shall be made upon presentation of this Debt Security at the office or agency of the Company.  Payment of the principal of (and premium, if any) and interest on this Debt Security shall be payable in immediately available funds; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or by transfer to a bank account maintained by the payee.  Payment of the principal of (and premium, if any) and interest, if any, on this Debt Security, as aforesaid, shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest payable on any Interest Payment Date will (if this Debt Security is a Global Security) be paid to DTC with respect to the portion of this Debt Security held for its account by Cede & Co. or a successor depositary, as the case may be, for the purpose of permitting such party to credit the interest received by it in respect of this Debt Security to the accounts of the beneficial owners hereof.

This Debt Security is one of a duly authorized issue of senior debt securities of the Company known as the Company’s 4.000% Notes due 2029, initially in the aggregate principal amount of $950,000,000 (herein called the “Debt Securities”), issued under an Indenture dated as of May 9, 1995 (such Indenture as originally executed and delivered and hereafter supplemented or amended by Supplemental Indenture No. 1, dated as of March 6, 1998, Supplemental Indenture No. 2, dated as of June 3, 1998, the Third Supplemental Indenture, dated as of February 21, 2001, the Fourth Supplemental Indenture, dated as of July 31, 2001, the Fifth Supplemental Indenture, dated as of January 16, 2009, the Sixth Supplemental Indenture, dated as of May 12, 2015, the Seventh Supplemental Indenture, dated as of April 30, 2018, and the Eighth Supplemental Indenture, dated as of September 8, 2018, together with the Board Resolutions adopted on February 21, 2019 authorizing the issuance of this Debt Security and the Officers’ Certificate, dated March 18, 2019 setting forth certain terms of this Debt Security and delivered to the Trustee by the Company pursuant to Section 301 of such Indenture, being herein called the “Indenture”) among the Company, RELX PLC, as Guarantor, The Bank of New York Mellon, as trustee, principal paying agent and securities registrar (herein called the “Trustee,” which term includes any other successor trustees under the Indenture), to which Indenture, all indentures supplemental thereto and all Board Resolutions and Officers’ Certificates relating thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Debt Securities and of the terms upon which the Debt Securities are, and are to be, authenticated and delivered.  This Debt Security is subject to additional issuances as the Company may determine or as provided for in the Indenture.  The acceptance of this Debt Security shall be deemed to constitute the consent and agreement of the Holder hereof to all of the terms and provisions of the Indenture.

If an Event of Default with respect to this Debt Security shall occur and be continuing, the principal of this Debt Security may be declared due and payable in the manner and with the effect provided in the Indenture.

This Debt Security does not have the benefit of any sinking fund obligations.

The Company’s obligations under this Debt Security and under the covenants provided in the Indenture are subject to discharge as provided in the Indenture.

Reference is made to the further provisions of this Debt Security set forth on the reverse hereof, which provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Principal Paying Agent by manual or facsimile signature, this Debt Security and the Guarantee set forth hereon shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

All capitalized terms used in this Debt Security which are not defined herein shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

RELX CAPITAL INC.

By:
	Name:	Kenneth E. Fogarty
	Title:	President, Treasurer and Assistant Secretary

Attested:
	Name:	Renee Simonton
	Title:	Assistant Secretary and Assistant Treasurer

Signature Page to the 2029 Global Note

This is one of the Debt Securities of the series designated in, and issued under, the Indenture described herein.

Dated: March 18, 2019

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Officer

Signature Page to the 2029 Global Note

Reverse of Note
RELX Capital Inc.
4.000% Note due 2029

Payment of Additional Amounts

All payments of principal, premium (if any) and interest in respect of this Debt Security or the Guarantee will be made free and clear of, and without withholding or deduction for, any taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by or within a Relevant Taxing Jurisdiction (as defined below), unless that withholding or deduction is required by law.

If withholding or deduction is required by law, then the Company or the Guarantor, as the case may be, will pay to the Holder of this Debt Security additional amounts (“Additional Amounts”) as may be necessary in order that every net payment of principal of (and premium, if any, on) and interest, if any, on this Debt Security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the jurisdiction under the laws of which the Company or the Guarantor, as the case may be, is organized or resident for tax purposes (or any political subdivision or taxing authority of or in that jurisdiction having power to tax), or any jurisdiction from or through which any amount is paid by the Company or the Guarantor, as the case may be (or any political subdivision or taxing authority of or in that jurisdiction having power to tax) (each a “Relevant Taxing Jurisdiction”), will not be less than the amount provided for in this Debt Security to be then due and payable; provided, however, that the Company or the Guarantor, as the case may be, will not be required to make any payment of Additional Amounts for or on account of:

(a)	any tax, assessment, duty or other governmental charge which would not have been imposed but for:

(i)
the existence of any present or former connection (other than the mere acquisition, ownership or holding of, or the receipt of payment or the exercise or enforcement of rights in respect of, this Debt Security) between the Holder of this Debt Security (or between a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over that Holder, if that Holder is an estate, trust, partnership or corporation or any Person other than the Holder to which that Debt Security or any amount payable on that Debt Security is attributable for the purpose of that tax, assessment or charge) and a Relevant Taxing Jurisdiction, including without limitation, that Holder (or fiduciary, settlor, beneficiary, member, shareholder or possessor or person other than the Holder) being or having been a citizen or resident of a Relevant Taxing Jurisdiction or being or having been present or engaged in a trade or business in a Relevant Taxing Jurisdiction, or having or having had a permanent establishment in a Relevant Taxing Jurisdiction; or

(ii)
the presentation of this Debt Security (where presentation is required) for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment was duly provided for, whichever occurred later, except to the extent that the Holder would have been entitled to Additional Amounts on presenting this Debt Security for payment on or before the thirtieth day;

(b)	any estate, inheritance, gift, sale, transfer or personal property tax, assessment or other governmental charge of a similar nature;

(c)
any tax, assessment, duty or other governmental charge that is imposed or withheld by reason of the failure by that Holder or any other Person mentioned in (a) above to comply, after reasonable notice (at least 30 days before any such withholding would be payable), with a request of the Company or the Guarantor, as the case may be, addressed to that Holder or that other Person to provide information concerning the nationality, residence or identity of that Holder or that other Person, or to make any declaration or other similar claim or satisfy any reporting requirement, which is, in either case, required by a statute, treaty or regulation of the Relevant Taxing Jurisdiction, as a precondition to exemption from or reduction of that tax, assessment or other governmental charge;

(d)
any tax, assessment, duty or other governmental charge imposed by reason of such Holder’s past or present status as a passive foreign investment company, a controlled foreign corporation or personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

(e)	any tax, assessment, duty or other governmental charge imposed on interest received by:

(i)
a 10% shareholder (as defined in Section 871(h)(3)(B) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of the Company;

(ii)	a controlled foreign corporation related to the Company within the meaning of Section 864(d)(4) of the Code; or

(iii)	a bank receiving interest described in Section 881(c)(3)(A) of the Code;

(f)
any Debt Security that is presented for payment by or on behalf of a resident of a member state of the European Union who would have been able to avoid any withholding or deduction by presenting the relevant Debt Security to another Paying Agent in a member state of the European Union;

(g)
any tax, assessment, duty or other governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any amended or successor version of such Sections) (“FATCA”), any regulations or other guidance thereunder, any agreement (including any intergovernmental agreement) entered into in connection therewith, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement in respect of FATCA; or

(h)	any combination of items (a) through (g) above,

nor will Additional Amounts be paid with respect to:

●	any tax, assessment, duty or other governmental charge that is payable other than by deduction or withholding from payments on this Debt Security; or

●	any payment to any Holder which is a fiduciary or a partnership or other than the sole beneficial owner of this Debt Security to the extent a beneficiary or settlor with respect to that fiduciary or a member of that partnership or the beneficial owner would not have been entitled to those Additional Amounts had it been the Holder of this Debt Security.

The Company and the Guarantor will pay any present or future stamp, court or documentary taxes, or any other excise, property or similar taxes, assessments or other charges that arise in a Relevant Taxing Jurisdiction from the execution, delivery, registration or enforcement of this Debt Security, Guarantee or the Indenture, or any other document or instrument in relation thereto (other than a transfer of this Debt Security other than the initial resale of this Debt Security), and the Company and the Guarantor agree to indemnify the Trustee and the Holders for any such amounts paid by the Trustee and such Holders.  The foregoing obligations of this paragraph will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to the Company or the Guarantor is organized or any political subdivision or taxing authority or agency thereof or therein.

Optional Redemption

Prior to December 18, 2028, this Debt Security may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time, on notice given not more than 60 days nor less than 15 days, prior to the Redemption Date at a redemption price equal to the greater of:

●	100% of the principal amount of this Debt Security; and

●	the present value of the Remaining Scheduled Payments (as defined below) on this Debt Security, discounted to the Redemption Date, on a semi-annual basis, at the Treasury Rate plus 25 basis points.

On or after December 18, 2028, this Debt Security may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time, on notice given not more than 60 days nor less than 15 days, prior to the Redemption Date, at a redemption price equal to 100% of the principal amount of this Debt Security to be redeemed.

If the Company elects to redeem this Debt Security pursuant to the foregoing two paragraphs, it will also pay accrued and unpaid interest, if any, to, but excluding, the Redemption Date, subject to the rights of the Holders on the relevant record date to receive interest on the relevant Interest Payment Date.

If less than all of the Debt Securities are to be redeemed at any time, the Debt Securities to be redeemed will be selected in accordance with the procedures of DTC or on a pro rata basis.  No Debt Securities with a principal balance of $1,000 or less will be redeemed in part.  If any Debt Security is to be redeemed in part only, the notice of redemption that relates to that Debt Security will state the portion of the principal amount of that Debt Security that is to be redeemed.  A new Debt Security in principal amount equal to the unredeemed portion of the original Debt Security will be issued in the name of the Holder of the Debt Security upon cancellation of the original Debt Security. Debt Securities called for redemption become due on the Redemption Date. On and after such Redemption Date, interest will cease to accrue on such Debt Securities or portions of Debt Securities called for redemption unless the Company defaults in the payment of the applicable redemption price.

The Company may at any time, and from time to time, purchase Debt Securities at any price or prices in the open market or otherwise.

Tax Redemption

This Debt Security may be redeemed, at the option of the Company in whole, but not in part, at 100% of the principal amount if, as a result of any change in, or amendment to, the laws, regulations, rulings or treaties of a Relevant Taxing Jurisdiction or any change in official position regarding application or interpretation of those laws, regulations, rulings or treaties (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after March 18, 2019 (or if a jurisdiction becomes a Relevant Taxing Jurisdiction after such date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under the Indenture), the Company or the Guarantor, as the case may be, would, on the occasion of the next payment of principal or interest in respect of this Debt Security, be obligated, in making such payment, to pay additional amounts as described under the heading “Payment of Additional Amounts” above and such obligation cannot be avoided by the Company or the Guarantor, individually or together, taking reasonable measures available to them.

This Debt Security may also be redeemed, at the option of the Company in whole, but not in part, at the greater of:

●	100% of the principal amount of this Debt Security; and

●	the present value of the Remaining Scheduled Payments (as defined below) on this Debt Security, discounted to the Redemption Date, on a semi-annual basis, at the Treasury Rate plus 25 basis points;

if, as a result of any change in, or amendment to, the Code or any of its regulations, rulings or official interpretations, which change or amendment is enacted or adopted and becomes effective on or after March 18, 2019, the deductibility of interest payments on this Debt Security or the timing thereof would be affected in any manner which is then adverse to the Company and that effect cannot be avoided by the Company or the Guarantor, individually or together, taking reasonable measures available to them.

If the Company elects to redeem this Debt Security pursuant to the foregoing two paragraphs, it will also pay accrued and unpaid interest, if any, to, but excluding, the Redemption Date, subject to the rights of the Holders on the relevant record date to receive interest on the relevant Interest Payment Date.  Prior to the giving of any notice of redemption of this Debt Security pursuant to the foregoing two paragraphs, the Company shall deliver to the Trustee an Opinion of Counsel to the Company and the Guarantor stating that the Company is entitled to effect such redemption, together with an Officer’s Certificate of the Company and the Guarantor setting forth a statement of facts showing that the conditions precedent, if any, to the right to redeem have occurred.

Change of Control - Offer to Repurchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless the Company has delivered notice of redemption in respect of this Debt Security, the Company will be required to make an offer to repurchase all, or, at the option of a Holder, any part (equal to $1,000 and integral multiples of $1,000 in excess thereof), of each Holder’s Debt Securities pursuant to the offer described below (the “Change of Control Offer”), on the terms set forth below. In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the principal amount of the Debt Securities repurchased plus accrued and unpaid interest, if any, on such Debt Securities purchased, to, but excluding, the date of purchase, referred to as the “Change of Control Payment.”  The Company shall provide the Trustee with written notification upon the occurrence of any Change of Control Triggering Event.

Within 30 days following any Change of Control Triggering Event or, at the option of the Company, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, the Company shall deliver written notice to the Holders, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debt Securities on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given, referred to as the “Change of Control Payment Date”, pursuant to the procedures required by the Debt Securities and described in such notice.

The notice shall, if given prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Business Day immediately preceding the Change of Control Payment Date, the Company shall, to the extent lawful, deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debt Securities or portions of Debt Securities properly tendered.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

●	accept for payment all Debt Securities or portions of Debt Securities properly tendered pursuant to the Change of Control Offer on the Change of Control Payment Date; and

●
deliver or cause to be delivered to the Trustee the Debt Securities properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Debt Securities or portions of Debt Securities being purchased by the Company.

The Company shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Debt Securities properly tendered and not withdrawn under its offer.

If 80% or more in nominal amount of the Debt Securities then outstanding have been redeemed or purchased hereunder pursuant to a Change of Control Offer, the Company may, at its option, on not less than 30 or more than 60 days’ notice to the Holders given within 30 days after the Change of Control Payment Date, redeem or purchase (or procure the purchase of) the remaining outstanding Debt Securities in their entirety at 101% of their principal amount plus interest accrued to, but excluding, the date of such redemption or purchase.

General

The Indenture permits, with certain exceptions as thereby provided, the Trustee to enter into one or more supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying in any manner the rights of the Holders of Debt Securities, in any such case, with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities affected by such supplemental indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each of the Outstanding Debt Securities affected thereby, affect certain rights of such Holders as more fully described in the Indenture.

No reference herein to the Indenture and no provision of this Debt Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Debt Security at the times, place and rate, in the coin or currency, and in the manner, herein prescribed.

These Debt Securities are issuable only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof, and in book-entry form.

Initially, The Bank of New York Mellon will be the Securities Registrar, Paying Agent and Transfer Agent for this Debt Security.  The Company reserves the right at any time to remove any Paying Agent, Transfer Agent or Securities Registrar without notice, to appoint additional or other Paying Agents, other Transfer Agents and other Securities Registrars without notice and to approve any change in the office through which any Paying Agent, Transfer Agent or Securities Registrar acts.  None of the Company, the Trustee, any Paying Agent or the Securities Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in this Debt Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to this Debt Security in global form or impair, as between such depositary and owners of beneficial interests in such global Debt Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such global Debt Security.

THE INDENTURE AND THE DEBT SECURITIES AND THE GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

No recourse shall be had for the payment of the principal of (or premium, if any, on), or interest, if any, on this Debt Security or the Guarantee, as the case may be, or for any claim based thereon, or upon any obligation, covenant or agreement under the Indenture or any indenture supplemental thereto, or any Debt Security, or because of any indebtedness evidenced thereby, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or the Guarantor or of any predecessor or successor corporation of the Company or the Guarantor, either directly or indirectly through the Company or the Guarantor or any predecessor or successor corporation of the Company or the Guarantor, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise; it being expressly agreed and understood that under the Indenture, this Debt Security and the Guarantee are solely corporate obligations, and that no personal liability whatsoever shall attach to, or is incurred by, any incorporator, stockholder, officer or director, past, present or future, of the Company or the Guarantor or of any predecessor or successor corporation of the Company or the Guarantor, either directly or indirectly through the Company or the Guarantor or any predecessor or successor corporation of the Company or the Guarantor, because this Debt Security hereby authorized or under or by reason of any of the obligations, covenants or agreements contained in the Indenture or this Debt Security or the Guarantee, or to be implied herefrom or therefrom; and that all such personal liability is hereby expressly released and waived as a condition of, and as part of the consideration for, the execution of the Indenture and the issuance of the Debt Securities and the Guarantee.

Definitions

All capitalized terms used in this Debt Security which are not defined herein shall have the meanings assigned to them in the Indenture.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York City or London are authorized or obligated by law, regulation or executive order to close.

“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) acquires shares in the Guarantor to which attach more than 50% of the voting rights attaching to the issued share capital of the Guarantor; provided that a Change of Control shall be deemed not to have occurred if a new holding company acquires the entire issued share capital of the Guarantor and (A) such holding company has substantially the same shareholders as the Guarantor and those shareholders acquired the shares or economic interests in the holding company in substantially the same proportion as they hold shares or economic interests in the Guarantor prior to the holding company so acquiring the share capital of the Guarantor and (B) the Guarantor is a wholly owned (directly or indirectly) subsidiary of such holding company; or (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the subsidiaries and joint ventures of the Guarantor, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than an affiliate of the Guarantor).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Debt Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debt Securities.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of all Reference Treasury Dealer Quotations for such Redemption Date, or (2) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Fitch” means Fitch Ratings, Ltd. and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any Substitute Rating Agency or Rating Agencies selected by the Company.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Primary Treasury Dealer” means a primary United States government securities dealer in the United States.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Rating Agencies” means (a) each of Moody’s, S&P and Fitch; and (b) if any of the Rating Agencies ceases to rate the Debt Securities or fails to make a rating of the Debt Securities publicly available for reasons outside of the Company’s control, a Substitute Rating Agency.

“Rating Event” means the rating on the Debt Securities is lowered by each of the Rating Agencies and the Debt Securities are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing 60 days prior to the first public announcement of any Change of Control and ending 60 days following the consummation of such Change of Control (which 60-day period shall be extended following consummation of a Change of Control for so long as the rating of the Debt Securities is under publicly announced consideration for a possible downgrade by any Rating Agencies); provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if such Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“Reference Treasury Dealer” means (i) J.P. Morgan Securities LLC, SG Americas Securities, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC (or their affiliates that are Primary Treasury Dealers) and a Primary Treasury Dealer selected by Santander Investment Securities Inc. and, in each case, their successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealers the Company selects.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third Business Day preceding such Redemption Date.

“Remaining Scheduled Payments” means, with respect to the Debt Securities, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related Redemption Date but for such redemption; provided, however, that, if such Redemption Date is not an Interest Payment Date with respect to such Debt Security, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such Redemption Date.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company (as certified by a resolution of the Board of Directors of the Guarantor) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be, in accordance with the definition of “Rating Agencies.”

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to actual or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

GUARANTEE

FOR VALUE RECEIVED, RELX PLC, a public limited company incorporated in England (“RELX PLC” or the “Guarantor”) hereby unconditionally and irrevocably guarantees to each Holder and the Trustee due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on this Debt Security (including any Additional Amounts payable in accordance with the terms of this Debt Security and the Indenture) and all other amounts due and owing under the Indenture, whether at the Stated Maturity, by declaration of acceleration, call for redemption, repayment at the option of the Holder or otherwise, in accordance with the terms of this Debt Security and of the Indenture.  In case of failure of the Company punctually to make any such payment of principal (or premium, if any) or interest, if any (including any Additional Amounts) or such other amounts, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption, repayment at the option of the Holder or otherwise, and as if such payment were made by the Company.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of the validity, regularity or enforceability of this Debt Security or the Indenture, the absence of any action to enforce the same, any waiver or consent by the Holder of this Debt Security or by the Trustee or the Paying Agent with respect to any provisions of this Debt Security or the Indenture, any release of any other guarantor, the recovery of any judgment against the Company or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of any Guarantor.  The Guarantor hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any Debt Security and all demands whatsoever, and covenants that its Guarantee will not be discharged except by complete performance of all of the obligations of the Guarantor contained in the Indenture and this Debt Security and in the Guarantee.  If the Trustee or the Holder of any Debt Security is required by any court or otherwise to return (and does so return) to the Company or to the Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator or other similar official acting in relation to the Company or the Guarantor, any amount paid to the Trustee or such Holder in respect of that Debt Security or the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.  The Guarantor further agrees, to the fullest extent that it lawfully may do so, that, as between it, on the one hand, and the Holder of this Debt Security and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five of the Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition extant under any applicable Bankruptcy Law preventing such acceleration in respect of the obligations guaranteed hereby.

The Guarantee of the Guarantor constitutes a direct, unconditional, unsubordinated and (except as provided in the Indenture) unsecured obligation of the Guarantor and will rank at least equally with all other unsecured and unsubordinated obligations of the Guarantor (including unsecured and unsubordinated guarantees by the Guarantor of Indebtedness of others), subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors’ rights.  The Guarantor hereby agrees that its obligations hereunder may be enforced against the Guarantor, in the event of a default in payment with respect to this Debt Security by the Company, without making prior demand upon or seeking to enforce remedies against the Company or other persons.

The Guarantor shall be subrogated to all rights of the Trustee and the Holder of this Debt Security against the Company in respect of any amounts paid to the Trustee or such Holder by the Guarantor pursuant to this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until the principal of (and premium, if any) and interest, if any, on this Debt Security shall have been paid in full.

The Holder of the Debt Security on which this Guarantee is endorsed is entitled to the further benefits relating thereto set forth in the Debt Security and the Indenture.  No reference herein to the Indenture and no provision of this Guarantee or of the Indenture shall alter or impair the Guarantee of the Guarantor, which is absolute and unconditional, of the due and punctual payment of the principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on the Debt Security upon which this Guarantee is endorsed.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS GUARANTEE SET FORTH IN SAID DEBT SECURITY AND IN THE INDENTURE, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the within Debt Security has been authenticated by the Principal Paying Agent, directly or through an Authenticating Agent, by manual or facsimile signature of an authorized signatory.

All capitalized terms used in this Guarantee which are not defined herein shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Guarantor has caused this instrument to be duly executed.

Dated: March 18, 2019

RELX PLC

By:
Name: Nick Luff
Title: Chief Financial Officer

Signature Page to Guarantee to the 2029 Global Note